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                                                               EXHIBIT (a)(1)(x)

                                [RUSS LETTERHEAD]
                          FORM OF TENDER OFFER REMINDER

There is one week left for you to elect to tender your eligible Options under the Company's Offer to Purchase Specified Options.

REMINDER: If you wish to participate in this offer, you must complete, sign and return your Letter of Transmittal, a copy of which has been provided to you, and deliver it to us so that we receive it prior to 5:01 P.M., Eastern Time, on June 29, 2004, unless the offer is extended. Please ensure that you receive a confirmation from us after you submit your Letter of Transmittal.

If you have questions about the offer, you may contact Arnold Bloom, Vice President and General Counsel (extension 7373), Eva Goldenberg, Vice President - Human Resources (extension 7392) or John Wille, Vice President and CFO (extension 7340) at (800) 631-8465.